Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact: Investor Relations Department Country/City Code 8862 Tel: 2656-8096 IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2018

Financial Results

TAIPEI, Taiwan, August 1, 2018 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2018 unaudited financial results.

Comments from Management

In the past one year, the Company has steadfastly implemented a prudent strategy in selecting, publishing and operating licensed games as well as developing its own digital entertainment services. While the second quarter saw a decrease in the Company’s revenues, the components of the revenues were more robust than a year ago when the CEO James Huang was newly appointed.

“In online games, we continue to make progress in shifting our product mix, terminating products that are short-lived or nonperforming, and devoting to product line that comprises of long-lifespan games,” said GigaMedia Limited CEO James Huang. “Games like Dragon indeed had brought surges in revenues in the prior quarters, but their short lifecycle made the initial investment in them highly risky when their revenues began dwindling a few months soon after launch.

“In executing the new strategic stability initiatives, we now made it essential to consider a product’s long-term sustainability before investing in it,” continued CEO James Huang, “In this manner, we launched in last December ‘Akaseka’, a romance-based game in which players assume the role of a sacred shrine maiden; and another new title ‘Sengoku Night Blood’ in July 2018, featuring werewolf/vampire romances in Japan Warring States period. In following quarters, we expect to launch one or two more licensed games that are with high customer stickiness. Meanwhile, we are also endeavoring to cultivate and build a stronger customer base, and to enhance the suite of our self-developed casual games, aiming for more balanced growth for GigaMedia.”

“And no large amount of licensing, marketing or development expenditures is to be committed now before a product’s profitability is proven. While launching a new title in the increasingly competitive game industry is more and more risky and expensive, we elect to adopt such an approach that mitigates the risks significantly,” continued CEO James Huang.

“And while our business strategies always include expanding through mergers and acquisitions, the recent rapid developments in world economy certainly caution against any haste.

“Overall, we are confident that we are on the right track to deliver solid financial performance and balanced growth, starting 2018 and on,” stated GigaMedia Limited CEO James Huang.

Second Quarter Overview

•

Operating revenues decreased by approximately 23.2% quarter-on-quarter, to $1.7 million from $2.2 million last quarter, and 46.8% year-over-year from $3.1 million the same period last year. The decrease was mainly attributable to Dragon. This title was launched at the end of 2016 and brought revenue surges in the first half of 2017, but has entered the end of its lifecycle, and efforts to reviving it would not be cost-effective.

•

Gross profit decreased by approximately 40.0% to $0.7 million from $1.2 million in the first quarter of 2018. The gross margin rate appeared to be lower as certain costs for new games were incurred in this quarter.

•	Operating expenses decreased slightly by 5.4% from prior quarter and by 16.7% comparing to the same period of last year.
•	Consolidated loss from operations for the second quarter of 2018 amounted to $1.3 million, an increase in loss by 37.6% from a loss of $1.0 million last quarter.
•	Current assets decreased $1.4 million comparing to the last quarter of 2018, and the total assets amounted to $64.2 million, decreasing from $65.6 million at the end of the first quarter of 2018.
•	The net asset value was $5.39 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q18 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q18	1Q18	Change (%)	2Q18	2Q17	Change (%)
Revenues	1,659	2,160	-23.19%	1,659	3,117	-46.78%
Gross Profit	728	1,214	-40.03%	728	1,751	-58.42%
Loss from Operations	(1,342)	(975)	NM	(1,342)	(734)	NM
Net (Loss) income Attributable to GigaMedia	(755)	(853)	NM	(755)	904	NM
Earnings (Loss) Per Share Attributable to GigaMedia, Diluted	(0.07)	(0.08)	NM	(0.07)	0.08	NM
EBITDA (A)	(1,056)	(1,104)	NM	(1,056)	812	NM
Cash, Restricted Cash and Cash Equivalents	61,244	62,618	-2.19%	61,244	66,953	-8.53%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•

Consolidated revenues for the second quarter of 2018 decreased by 23.2% quarter-on-quarter to $1.7million from $2.2 million in last quarter, and by 46.8% year-over-year from $3.1 million the same period last year, as revenues from Dragon, a star last year, has declined in past months.

•

Consolidated gross profit was a decrease of 40.0% quarter-on-quarter to $0.7 million from $1.2 million last quarter, and a decrease of 58.4% year-over-year from $1.8 million in the second quarter of 2017. The gross margin rate appeared to be lower as certain costs for new games were incurred in this quarter.

•

Consolidated operating expenses were $2.1 million in the second quarter of 2018, comparable to that in last quarter, and decreased by 16.7% if compared to that in the same period last year, reflecting scaled back spending on selling and marketing expenses.

•	Consolidated loss from operation of the second quarter of 2018 was $1.3 million, increased by 37.6% from the first quarter of 2018.
•

Consolidated non-operating income during the second quarter of 2018 was $0.6 million compared to $0.1 million in the first quarter of 2018 and $1.6 million in the same period last year. Results in the second quarter of 2017 primarily included gains from the transaction of ArcheAge.

•

Consolidated net loss (income) of the second quarter of 2018 was a net loss of $0.8 million, compared to a net loss of $0.9 million in the first quarter of 2018 and a net income of $0.9 million in the second quarter of 2017. The period variations primarily reflected the factors affecting consolidated loss from operations and non-operating income.

•	Cash, restricted cash and cash equivalents at the end of the second quarter of 2018 amounted to $61.2 million, slightly decreased by 2.2% from the end of the first quarter of 2018.

Financial Position

GigaMedia maintained its solid financial position, with cash, restricted cash and cash equivalents amounted to $61.2 million, or $5.54 per share, as of June 30, 2018.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of August 1, 2018. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2017 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Digital Entertainment Business

The management team has done a magnificent work executing new strategic stability initiatives. A strong product line made up of long-lifespan games is gradually built up, and initial steps taken to create a stable and profitable business model. A new title “Sengoku Night Blood” has been successfully launched on July 5, 2018, and another female-oriented title is expected later this year.

Moreover, a series of events in this autumn are planned to celebrate the 20th anniversary of GigaMedia’s casual games, and the events are expected to re-active the old customer base, bring in new members and give a boost to the revenues. Also a celebration in this autumn, for the third anniversary of GigaMedia’s first female-oriented Yume100, is also under preparation.

“We forecast a solid revenue growth to begin in the following quarters, driven by the newly launched games and the promotions,” said GigaMedia Limited CEO James Huang, “And effective control over the operating expenses and precision marketing and advertising will help us heading to a healthier growth path.”

Investment

The Company continues looking for investment targets with high potentials to expand the business.

“While we continue seeking suitable strategic investment and acquisition targets to increase corporate growth and maximize shareholders’ value, we believe a profitable entertainment business of ours would certainly give us more leverage and present more possibilities of synergies when we are entering into a strategic cooperation and acquisition,” stated CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2018 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2018 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2018	03/31/2018	6/30/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,658,914	2,160,466	3,117,035
Other revenues	—	—	—
	1,658,914	2,160,466	3,117,035
Operating costs
Cost of Digital entertainment service revenues	930,421	946,688	1,366,009
Cost of other revenues	—	—	—
	930,421	946,688	1,366,009
Gross profit	728,493	1,213,778	1,751,026
Operating expenses
Product development and engineering expenses	300,635	289,171	288,371
Selling and marketing expenses	760,185	996,751	1,174,915
General and administrative expenses	1,003,359	896,504	982,438
Other	6,555	6,494	39,186
	2,070,734	2,188,920	2,484,910
Loss from operations	(1,342,241)	(975,142)	(733,884)
Non-operating income (expense)
Interest income	338,602	278,943	108,580
Interest expense	—	—	(11,717)
Foreign exchange (loss) gain - net	246,830	(158,912)	(74,523)
(Loss) Gain on disposal of property, plant and equipment	31	—	965
Equity in net loss on equity method investments	—	—	(311)
Impairment loss on marketable securities and investments	—	—	(52,242)
Other - net	2,122	2,346	1,667,257
	587,585	122,377	1,638,009
(Loss) Income from continuing operations before income taxes	(754,656)	(852,765)	904,125
Income tax benefit (expense)	—	0	—
(Loss) Income from continuing operations	(754,656)	(852,765)	904,125
Net (loss) income	(754,656)	(852,765)	904,125
Less: Net loss attributable to noncontrolling interest	—	—	—
Net (loss) income attributable to shareholders of GigaMedia	(754,656)	(852,765)	904,125
(Loss) Earnings per share attributable to GigaMedia
Basic:
Earnings (loss) from continuing operations	(0.07)	(0.08)	0.08
Loss from discontinued operations	0.00	0.00	0.00
	(0.07)	(0.08)	0.08
Diluted:
Earnings (loss) from continuing operations	(0.07)	(0.08)	0.08
Loss from discontinued operations	0.00	0.00	0.00
	(0.07)	(0.08)	0.08
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,332
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2018	3/31/2018	6/30/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	60,732,757	62,111,308	66,449,544
Marketable securities - current	—	—	2,617
Accounts receivable - net	672,143	626,225	724,508
Prepaid expenses	309,952	384,051	510,432
Restricted cash	511,710	506,981	503,640
Other receivables	335,119	314,331	913,366
Other current assets	121,693	140,241	146,242
Total current assets	62,683,374	64,083,137	69,250,349

Property, plant & equipment - net	173,051	203,992	29,445
Intangible assets - net	48,473	9,353	4,848
Prepaid licensing and royalty fees	1,043,823	993,833	389,886
Other assets	279,616	289,821	384,468
Total assets	64,228,337	65,580,136	70,058,996

Liabilities and equity
Short-term borrowings	—	—	2,629,849
Accounts payable	244,240	364,977	291,215
Accrued compensation	405,416	207,524	375,393
Accrued expenses	2,098,418	2,148,836	2,628,643
Unearned revenue	1,756,877	1,845,355	2,111,474
Other current liabilities	176,174	336,062	169,352
Total current liabilities	4,681,125	4,902,754	8,205,926
Other liabilities	—	—	1,671,511
Total liabilities	4,681,125	4,902,754	9,877,437
GigaMedia’s shareholders’ equity	59,547,212	60,677,382	60,181,559
Noncontrolling interest	—	—	—
Total equity	59,547,212	60,677,382	60,181,559
Total liabilities and equity	64,228,337	65,580,136	70,058,996

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended
	6/30/2018	3/31/2018	6/30/2017
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(754,656)	(852,765)	904,125
Depreciation	25,563	23,454	1,657
Amortization	11,532	3,828	3,005
Interest income	(338,602)	(278,943)	(108,580)
Interest expense	—	—	11,717
Income tax (benefit) expense	—	—	—
EBITDA	(1,056,163)	(1,104,426)	811,924